Exhibit 99.1

Strongbridge Biopharma plc Provides Corporate Update and Reports Third Quarter 2017 Financial Results

~ Achieved Net Product Sales of $2.5 Million for KEVEYIS® (dichlorphenamide), a 67% Revenue Growth Increase over the Previous Quarter ~

~ Increasing Commercial Investment in KEVEYIS with Expansion of Sales Force and Launch of Genetic Testing Program ~

~ RECORLEV™ (levoketoconazole) Phase 3 Top-Line Results Remain On Track with SONICS in Q2 2018 and LOGICS in Q4 2018 ~

~ Completed Recent Public Equity Offering Raising Net Proceeds of $23.4 Million; Existing Resources Sufficient to Achieve Positive Cash Flows From Operating Activities ~

Dublin, Ireland and Trevose, Pa., November 14, 2017 — Strongbridge Biopharma plc, (Nasdaq: SBBP), a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs, today provided a corporate update and reported third quarter 2017 financial results.

“Strongbridge continues to evolve into a leading global rare disease biopharmaceutical company with KEVEYIS® (dichlorphenamide), RECORLEV™ (levoketoconazole) and veldoreotide, a strong balance sheet and top talent with significant rare disease experience,” said Matthew Pauls, president and chief executive officer of Strongbridge Biopharma. “We are pleased with our third quarter performance, and believe that 2018 will be an exceptional year for Strongbridge with the acceleration of KEVEYIS sales due to our increased commercial investment and results from our two Phase 3 studies for RECORLEV.”

Recent Corporate Highlights

Early KEVEYIS Launch Results Demonstrate Significant Market Demand; Previously Announced Commercial Expansion Proceeding as Planned

•                  Achieved net product sales of $2.5 million during the third quarter of 2017, a 67% increase, compared to $1.5 million in the second quarter of 2017.

•                  Within the first two quarters of the KEVEYIS launch, Strongbridge cumulatively generated more than 80 new patient start forms (i.e., prescriptions for KEVEYIS).

•                  Implementing the previously announced increased investment in KEVEYIS commercial efforts to:

•                  Expand the Company’s experienced rare disease field-based team, including increasing from 12 to 21 sales representatives, along with the addition of three regional business directors and three patient access managers.

•                  Build upon Primary Periodic Paralysis (PPP) disease-state education programs and KEVEYIS branded promotional initiatives.

•                  Support the recent national launch of the Uncovering Periodic Paralysis genetic testing program.

RECORLEV Phase 3 Clinical Development Program Continues to Progress

•                  In October 2017, the Data and Safety Monitoring Board (DSMB), which meets semi-annually, recommended that the Phase 3 SONICS study evaluating RECORLEV continue as planned.

•                  Strongbridge now anticipates enrollment of the first patient in the Phase 3 LOGICS study in the fourth quarter of 2017.

•                  The Company anticipates reporting top-line results from SONICS in the second quarter of 2018 and LOGICS in the fourth quarter of 2018.

Initiating a Series of Pre-Clinical Studies to Explore the Differentiating Features of Veldoreotide

•                  Veldoreotide is a novel, investigational somatostatin analog (SSA) that possesses unique somatostatin receptor (SSTR) interaction characteristics compared with currently marketed SSAs. Strongbridge has filed a patent application for its PLGA microspheres-based proprietary long-acting formulation for veldoreotide.

•                  Strongbridge is initiating a series of pre-clinical studies that seek to determine additional differentiating features of veldoreotide in endocrine and non-endocrine conditions.  These studies will allow the Company to optimally focus any future investments in veldoreotide, and may provide additional intellectual property protection.

•                  With the initiation of these product differentiation studies, Strongbridge determined that it was appropriate to update its accounting valuation of the veldoreotide asset as of September 30, 2017. Pursuant to the updated valuation, Strongbridge recorded a non-cash intangible asset impairment charge during the third quarter of 2017.

Completed Recent Public Equity Offering Raising Net Proceeds of $23.4 Million; Existing Resources Sufficient to Achieve Positive Cash Flows From Operating Activities

•                  Strongbridge completed an underwritten public offering of 4,000,000 ordinary shares in October 2017.

•                  The total net proceeds of the offering were approximately $23.4 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

•                  The Company believes that the combination of existing cash resources at September 30, 2017, together with the net proceeds from the recent public offering, provides sufficient cash under its current operating plan, which includes increased commercial investment in KEVEYIS and the potential U.S. regulatory approval and launch of RECORLEV, to achieve consistent positive cash flows from operating activities.

Third Quarter 2017 Financial Results

For the three months ended September 30, 2017, basic and diluted net loss attributable to ordinary shareholders on a GAAP basis was $35.1 million, or $0.98 per share, compared to a basic and diluted net loss attributable to ordinary shareholders of $7.6 million, or $0.36 per share, for the same period in 2016. The net loss for the three months ended September 30, 2017 included $24.2 million in charges consisting of a non-cash impairment charge of $20.7 million related to in-process research and development recorded for the veldoreotide program and a loss of $3.5 million on the early extinguishment of debt that was repaid in July 2017 in connection with establishing a new credit facility. Net loss for the three months ended September 30, 2017 was also higher than the same period in 2016 due to increased operating expenses associated with the commercialization of KEVEYIS, which was launched in April 2017, offset in part by net revenues recorded from KEVEYIS product sales.

For the three months ended September 30, 2017, non-GAAP basic and diluted net loss attributable to ordinary shareholders was $13.1 million, or $0.35 per share, compared to a non-GAAP basic and diluted net loss attributable to ordinary shareholders of $6.5 million, or $0.31 per share, for the same period in 2016. The increase in non-GAAP net loss was primarily due to increased operating expenses associated with the commercialization of KEVEYIS, which was launched in April 2017, offset in part by net revenues recorded from KEVEYIS product sales.

Non-GAAP net loss for the three months ended September 30, 2017 excludes $1.3 million of non-cash intangible asset amortization, a $20.7 million non-cash intangible asset impairment charge, $1.3 million of non-cash stock-based compensation expense, $1.5 million of non-cash interest and debt extinguishment expense, $2.0 million of non-cash unrealized gains on fair value of warrants, and a $0.9 million non-cash income tax benefit. Non-GAAP net loss for the three months ended September 30, 2016 excludes $1.1 million of non-cash stock-based compensation expense.

As a result of the April 2017 KEVEYIS launch, the Company recorded net revenues of $2.5 million and cost of goods sold of $0.6 million for the three months ended September 30, 2017. No revenue or cost of goods sold was recognized for the same period of 2016.

Research and development expenses were $4.5 million for each of the three months ended September 30, 2017 and the three months ended September 30, 2016.

Selling, general and administrative expenses were $8.5 million for the three months ended September 30, 2017, compared to $3.1 million for the same period in the prior year. The increase during the 2017 period was primarily due to costs incurred to establish the commercial and corporate infrastructure necessary to support the launch and ongoing commercialization of KEVEYIS.

Year-to-Date September 2017 Financial Results

For the nine months ended September 30, 2017, basic and diluted net loss attributable to ordinary shareholders on a GAAP basis was $94.7 million, or $2.67 per share, compared to a basic and diluted net loss attributable to ordinary shareholders $32.6 million, or $1.54 per share, for the same period in 2016. The net loss for the nine months ended September 30, 2017 included $52.4 million in charges consisting of a non-cash unrealized loss of $28.2 million on the fair value of the Company’s warrant liability, a non-cash impairment charge of $20.7 million related to in-process research and development recorded for the veldoreotide program, and a loss of $3.5 million on the early extinguishment of debt that was repaid in July 2017 in connection with establishing a new credit facility. The net loss for the nine months ended September 30, 2016 included a non-cash intangible asset impairment charge of $5.2 million. Net loss for the nine months ended September 30, 2017 was also higher than the same period in 2016 due to increased operating expenses associated with the commercialization of KEVEYIS, which was launched in April 2017, offset in part by net revenues recorded from KEVEYIS product sales.

For the nine months ended September 30, 2017, non-GAAP basic and diluted net loss attributable to ordinary shareholders was $35.3 million, or $0.99 per share, compared to a non-GAAP basic and diluted net loss attributable to ordinary shareholders of $24.8 million, or $1.16 per share, for the same period in 2016. The increase in non-GAAP net loss was primarily due to increased operating expenses associated with the commercialization of KEVEYIS, which was launched in April 2017, offset in part by net revenues recorded from KEVEYIS product sales and lower research and development expenses.

Non-GAAP net loss for the nine months ended September 30, 2017 excludes $3.8 million of non-cash intangible asset amortization, a $20.7 million non-cash intangible asset impairment charge, $3.9 million of non-cash stock-based compensation expense, $28.2 million of non-cash unrealized losses on fair value of warrants, $2.2 million of non-cash interest and debt extinguishment expense, and $0.7 million of non-cash income tax expense. Non-GAAP net loss for the nine months ended September 30, 2016 excludes $3.5 million of non-cash stock-based compensation expense, a $5.2 million non-cash intangible asset impairment charge, and a $0.9 million non-cash income tax benefit.

As a result of the April 2017 KEVEYIS launch, the Company recorded net revenues of $4.1 million and cost of goods sold of $1.0 million for the nine months ended September 30, 2017. No revenue or cost of goods sold was recognized for the same period of 2016.

Research and development expenses were $12.1 million for the nine months ended September 30, 2017, compared to $15.9 million for the same period in the prior year. The decrease during the 2017 period was primarily due to a planned decrease in development activity for veldoreotide, decreased development spend related to programs discontinued during 2016, and a timing-related decrease in expenses relating to the ongoing clinical trials for RECORLEV.

Selling, general and administrative expenses were $26.1 million for the nine months ended September 30, 2017, compared to $11.3 million for the same period in the prior year. The increase during the 2017 period was primarily due to costs incurred to establish the necessary commercial and corporate infrastructure to support the launch and ongoing commercialization of KEVEYIS.

Strongbridge had $44.4 million of cash and cash equivalents and $40.0 million in outstanding debt as of September 30, 2017, compared to $66.8 million of cash and cash equivalents and $20.0 million in outstanding debt as of December 31, 2016. After adjusting for the net proceeds of the public offering completed in October 2017, Strongbridge had pro forma cash and cash equivalents of $67.8 million as of September 30, 2017. The Company believes the combination of existing cash resources at September 30, 2017 and the net proceeds from its October 2017 public offering provides sufficient cash under its current operating plan, which includes increased commercial investment in KEVEYIS and the potential U.S. regulatory approval and launch of RECORLEV, to achieve consistent positive cash flows from operating activities.

Use of Non-GAAP Financial Measures

In addition to the results prepared in accordance with U. S. generally accepted accounting principles, or GAAP, this press release also includes certain financial measures, which have been adjusted and are not in accordance with generally accepted accounting principles (“Non-GAAP financial measures”). These Non-GAAP financial measures include adjusted income from operations, adjusted net income, and adjusted net income per diluted share. In accordance with Regulation G of the Securities and Exchange Commission, the Company has provided a reconciliation of these Non-GAAP financial measures with the most directly comparable financial measure calculated in accordance with GAAP.

These Non-GAAP financial measures are not intended to replace GAAP financial measures. They are presented as supplemental measures of our performance in an effort to provide our stakeholders better visibility into the Company’s ongoing operating results and to allow for comparability to prior periods as well as to other companies’ results. Management uses these Non-GAAP financial measures to assess the financial health of the Company’s ongoing operating performance. Management encourages our stakeholders to consider all of our financial measures and to not rely on any single financial measure to evaluate our performance.

Conference Call Information

Strongbridge will host a conference call on Tuesday, November 14 at 8:30 a.m. ET. To access the live call, dial 844-285-7153 (domestic) or 478-219-0180 (international) with conference ID 6499657. The conference call will also be audio webcast from the Company’s website at www.strongbridgebio.com under the “Investor/Webcasts and Presentations” section. A replay of the call will be made available for one week following the conference call. To hear a replay of the call, dial 855-859-2056 (domestic) or 404-537-3406 (international) with conference ID 6499657.

About Strongbridge Biopharma

Strongbridge Biopharma is a commercial-stage global biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs. Strongbridge’s first commercial product is KEVEYIS® (dichlorphenamide), the first and only FDA-approved treatment for hyperkalemic, hypokalemic, and related variants of Primary Periodic Paralysis. KEVEYIS has orphan drug exclusivity status in the U.S. through August 7, 2022. In addition to establishing this neuromuscular disease franchise, the Company has a clinical-stage pipeline of therapies for rare endocrine diseases. Strongbridge’s lead compounds include RECORLEV™ (levoketoconazole), a cortisol synthesis inhibitor currently being studied for the treatment of endogenous Cushing’s syndrome, and veldoreotide, a next-generation somatostatin analog being investigated for the treatment of acromegaly, with potential additional applications in Cushing’s syndrome and neuroendocrine tumors. Both RECORLEV and veldoreotide have received orphan designation from the U.S. Food and Drug Administration and the European Medicines Agency. For more information, visit www.strongbridgebio.com.

About KEVEYIS

KEVEYIS® (dichlorphenamide) is indicated for the treatment of primary hyperkalemic periodic paralysis, primary hypokalemic periodic paralysis, and related variants. In clinical studies, the most common side effects of KEVEYIS were a numbness or tingling, difficulty thinking and paying attention, changes in taste, and confusion. These are not all of the possible side effects that you may experience with KEVEYIS. Talk to your doctor if you have any symptoms that bother you or do not go away. You are encouraged to report side effects to Strongbridge Biopharma at 1-855-324-8912, or to the FDA at 1-800-FDA-1088 or visit www.fda.gov/medwatch/. For additional KEVEYIS important safety information and the full prescribing information visit www.keveyis.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this press release, are forward-looking statements. These statements relate to future events and involve known and unknown risks, including, without limitation, uncertainties regarding Strongbridge’s strategy, plans, future financial position, anticipated investments, costs and results, outcomes of product development efforts, status and results of clinical trials, and objectives of management for future operations. The words “anticipate,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. The forward-looking statements contained in this press release are made as of the date of this press release, and Strongbridge Biopharma does not assume any obligation to update any forward-looking statements except as required by applicable law.

Contacts:

Corporate and Media Relations
Elixir Health Public Relations
Lindsay Rocco
+1 862-596-1304
lrocco@elixirhealthpr.com

Investor Relations

U.S.:

The Trout Group
Marcy Nanus
+1 646-378-2927
mnanus@troutgroup.com

Europe:

First House

Mitra Hagen Negård

+47 21 04 62 19

strongbridgebio@firsthouse.no

USA

900 Northbrook Drive

Suite 200

Trevose, PA 19053

Tel. +1 610-254-9200

Fax. +1 215-355-7389

STRONGBRIDGE BIOPHARMA plc
Select Consolidated Balance Sheet Information
(Unaudited, in thousands, except share and per share data)

	September 30,	December 31,
	2017	2016
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$44,366	$66,837
Total assets	92,105	137,531
Total liabilities	111,757	70,559
Total stockholders’ (deficit) equity	(19,652)	66,972

STRONGBRIDGE BIOPHARMA plc
Consolidated Statement of Operations and Comprehensive Loss

(Unaudited, in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Consolidated Statement of Operations Data:
Revenues:
Net product sales	$2,533	$—	$4,062	$—
Total revenues	2,533	—	4,062	—
Cost and expenses:
Cost of sales (excluding amortization of intangible asset)	$591	$—	$968	$—
Selling, general and administrative	8,484	3,117	26,068	11,260
Research and development	4,504	4,516	12,113	15,882
Amortization of intangible asset	1,256	—	3,767	—
Impairment of intangible asset	20,723	—	20,723	5,228
Total cost and expenses	35,558	7,633	63,639	32,370
Operating loss	(33,025)	(7,633)	(59,577)	(32,370)
Other income (expense), net:
Unrealized gain (loss) on fair value of warrants	1,953	—	(28,194)	—
Interest expense	(1,364)	—	(2,838)	—
Foreign exchange loss	(11)	(20)	(36)	(64)
Loss on early extinguishment of debt	(3,545)	—	(3,545)	—
Other income (expense), net	82	35	107	(1,211)
Total other income (expense), net	(2,885)	15	(34,506)	(1,275)
Loss before income taxes	(35,910)	(7,618)	(94,083)	(33,645)
Income tax (expense) benefit	850	—	(652)	926
Net loss	(35,060)	(7,618)	(94,735)	(32,719)
Net loss attributable to non-controlling interest	—	17	—	122
Net loss attributable to Strongbridge Biopharma	$(35,060)	$(7,601)	$(94,735)	$(32,597)
Net loss attributable to ordinary shareholders:
Basic and diluted	$(35,060)	$(7,601)	$(94,735)	$(32,597)
Net loss per share attributable to ordinary shareholders:
Basic and diluted	$(0.98)	$(0.36)	$(2.67)	$(1.54)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders:
Basic and diluted	35,716,247	21,205,382	35,463,496	21,205,382

STRONGBRIDGE BIOPHARMA plc
Reconciliation of Non-GAAP Financial Measures
(Unaudited, in thousands, except share and per share data)

	Three Months Ended September 30, 2017
	Operating loss	Loss before income taxes	Net loss attributable to ordinary shareholders	Net loss per share attributable to ordinary shareholders
GAAP	$(33,025)	$(35,910)	$(35,060)	$(0.98)
Non-GAAP Adjustments:
Amortization of intangible asset (a)	$1,256	$1,256	$1,256	$0.04
Impairment of intangible asset (a)	$20,723	$20,723	$20,723	$0.58
Stock-based compensation - Research & Development (b)	$324	$324	$324	$0.01
Stock-based compensation - Selling, General & Admin. (b)	$1,007	$1,007	$1,007	$0.03
Unrealized gain on fair value of warrants (c)	—	$(1,953)	$(1,953)	$(0.05)
Non-cash interest and debt extinguishment expenses (d)	—	$1,501	$1,501	$0.04
Non-cash income tax (benefit) expense (e)		$(850)	$(850)	$(0.02)
Adjusted	$(9,715)	$(13,902)	$(13,052)	$(0.35)

	Three Months Ended September 30, 2016
	Operating loss	Loss before income taxes	Net loss attributable to ordinary shareholders	Net loss per share attributable to ordinary shareholders
GAAP	$(7,633)	$(7,618)	$(7,601)	$(0.36)
Non-GAAP Adjustments:
Stock-based compensation - Research & Development (b)	$205	$205	$205	$0.01
Stock-based compensation - Selling, General & Admin. (b)	$898	$898	$898	$0.04
Adjusted	$(6,530)	$(6,515)	$(6,498)	$(0.31)

STRONGBRIDGE BIOPHARMA plc
Reconciliation of Non-GAAP Financial Measures
(Unaudited, in thousands, except share and per share data)

	Nine Months Ended September 30, 2017
	Operating loss	Loss before income taxes	Net loss attributable to ordinary shareholders	Net loss per share attributable to ordinary shareholders
GAAP	$(59,577)	$(94,083)	$(94,735)	$(2.67)
Non-GAAP Adjustments:
Amortization of intangible asset (a)	$3,767	$3,767	$3,767	$0.11
Impairment of intangible asset (a)	$20,723	$20,723	$20,723	$0.58
Stock-based compensation - Research & Development (b)	$822	$822	$822	$0.02
Stock-based compensation - Selling, General & Admin. (b)	$3,042	$3,042	$3,042	$0.09
Unrealized loss on fair value of warrants (c)	—	$28,194	$28,194	$0.80
Non-cash interest expense and loss on early extinguishment of debt (d)	—	$2,213	$2,213	$0.06
Non-cash income tax (benefit) expense (e)	—	—	$652	$0.02
Adjusted	$(31,223)	$(35,322)	$(35,322)	$(0.99)

	Nine Months Ended September 30, 2016
	Operating loss	Loss before income taxes	Net loss attributable to ordinary shareholders	Net loss per share attributable to ordinary shareholders
GAAP	$(32,370)	$(33,645)	$(32,597)	$(1.54)
Non-GAAP Adjustments:
Stock-based compensation - Research & Development (b)	$401	$401	$401	$0.02
Stock-based compensation - Selling, General & Admin. (b)	$3,120	$3,120	$3,120	$0.15
Impairment of intangible asset (a)	$5,228	$5,228	$5,228	$0.25
Non-cash income tax (benefit) expense (e)	—	—	$(926)	$(0.04)
Adjusted	$(23,621)	$(24,896)	$(24,774)	$(1.16)

(a)         The effects of amortization of the intangible assets and charges related to the impairment of the intangible assets are excluded because these charges are non-cash, and we believe such exclusion facilitates investors’ ability to more accurately compare our operating results to those of our peer companies.

(b)         The effects of non-cash employee stock-based compensation are excluded because of varying available valuation methodologies and subjective assumptions. We believe this is a useful measure for investors because such exclusion facilitates comparison to peer companies who also provide similar non-GAAP disclosures and is reflective of how management internally manages the business.

(c)          The unrealized gain or loss on fair value of warrants are excluded due to the nature of this charge, which is non-cash and related primarily to the effect of changes in the company’s stock price at a point in time. We believe such exclusion facilitates investors’ ability to more accurately compare our operating results to those of our peer companies.

(d)         The effects of non-cash interest and debt extinguishment charges are excluded. We believe such exclusion facilitates an understanding of the effects of the debt service obligations on the Company’s liquidity and comparisons to peer group companies, and is reflective of how management internally manages the business.

(e)          The effect of non-cash tax expense or benefit related to valuation allowance adjustments of the deferred income tax asset is excluded because of its non-recurring nature. We believe such exclusion facilitates investor’s ability to more accurately compare our operating results to those of our peer companies.